Exhibit 99.1

PLASTEC TECHNOLOGIES ANNOUNCES BOARD APPROVAL OF FINAL CASH DIVIDEND,

DEREGISTRATION, AND PLAN FOR LIQUIDATION AND DISSOLUTION

Hong Kong – July 13, 2026 – Plastec Technologies, Ltd. (OTCID: PLTYF) (the “Company”) today announced that its Board of Directors at a meeting held on July 13, 2026, approved: i) a final cash dividend, ii) the deregistration of the Company’s ordinary shares, and iii) a plan for liquidation and dissolution.

Final Cash Dividend:

The Board approved the declaration of a final cash dividend of US$0.39 per ordinary share. The dividend will be payable on or about August 3, 2026 to shareholders of record as of the close of business on July 27, 2026.

Deregistration:

Following payment of the final cash dividend, the Company intends to file a Form 15 with the U.S. Securities and Exchange Commission to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended. Upon filing, the Company’s reporting obligations will be immediately suspended, and the deregistration is expected to become effective 90 days thereafter.

The Company’s ordinary shares are currently quoted on the OTCID Market. Following the Company’s deregistration, the Company’s ordinary shares will no longer be quoted on the OTCID Market.

Liquidation and Dissolution:

Following the filing of the Form 15, the Company intends to proceed with the liquidation and dissolution of the Company in accordance with applicable Cayman Islands law. This process will be subject to the satisfaction of the Company’s liabilities, the establishment of appropriate reserves, and such other matters as the Board of Directors deems necessary or advisable.

Management Comments:

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “We have determined at this time that it is in the best interests of our shareholders to terminate the registration of our ordinary shares and proceed with the liquidation and dissolution of the Company to minimize any future administration expenses. In connection with the foregoing, we will return the remaining available capital, after providing for all remaining debts and liabilities, including those to be incurred in association with deregistration and completion of the intended liquidation and dissolution, in accordance with applicable Cayman Islands laws.”

Mr. Sze-To concluded, “We thank our shareholders for their support throughout the Company’s history.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610 / alice.zhang@theequitygroup.com

Lena Cati, Senior Vice President

(212) 836-9611 / lena.cati@theequitygroup.com